Filed by Chemical Financial Corporation
Commission File Number: 000-08185
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lake Michigan Financial Corporation

Dear Shareholders:

In addition to the exciting news regarding our upcoming merger with Chemical Financial Corporation, we have more good news to share. Following are the highlights of a very strong fourth quarter:

•	Net income for the quarter was $3.456 million. This represents the most profitable quarter in our history. Solid operating results were aided by a $1.184 million payment that was recorded in the quarter for "catch up" interest on an investment in a bank trust preferred security. That bank was purchased and the interest payment was made at the time of the closing of that transaction.
•	As a result of that payment, net interest income was up significantly to $10.540 million for the quarter. Excluding the "catch up" interest, net interest income was still up nicely from both the prior quarter and from the same quarter last year. The growth in net interest income is a result of continued strong growth in the company's loan portfolios.

•	Net income for the full year of 2014 came in at $10.405 million. This is a record full year earnings and represents a 15% increase over 2013 net income of $9.055 million.

•	Credit quality continues to improve and as a result we did not recognize a provision for loan losses in the fourth quarter. We experienced net recoveries for the third consecutive quarter, non-performing assets continue to decline and we believe that our allowance for loan losses is more than adequate at 1.65% of total loans.

•	Non-interest income came in at $1.107 million for the fourth quarter. While down slightly from $1.177 million in the fourth quarter of 2013, this amount represents the highest quarterly non-interest income for the 2014 calendar year. It demonstrates our slow but steady improvement in the residential mortgage origination business.

•	Operating expenses in the fourth quarter at $6.905 million were up slightly from previous quarters. The amount includes some year-end adjustments and came in on plan.

•	The federal income tax provision again came in below the federal statutory rate of 35%. The actual provision, at 27%, is lower primarily due to the closing of one historic preservation project and the ongoing tax benefit of several low income housing projects that were closed in previous quarters.

We are very pleased with the results for the fourth quarter and for the year ending 2014. Lake Michigan Financial Corporation and our two banks have long been recognized for superior financial performance, outstanding asset quality, and great team members. We are very pleased and excited to bring this heritage into our new partnership with Chemical Financial Corporation. There will be further communication about the shareholder meeting to consider and vote on the merger with Chemical Financial Corporation. Chemical Financial Corporation will also be applying to the appropriate banking regulators to obtain required regulatory approval to complete the merger.

We are pleased to announce an increase in our quarterly dividend to $0.20 per share. If your shares are held in a brokerage account, this dividend will be forwarded to that account. The dividend will be paid on January 23, 2015.

Thank you for your continued support. Your input and advice has been very helpful over the years. We are proud to represent you and will continue to do our best to make Lake Michigan Financial Corporation both a good investment and an organization that represents you well in the communities we serve. If you have any questions about information included in this letter or any other matters, please feel free to contact us.

Richard M. Lievense Chairman	Garth D. Deur President & CEO

January 22, 2015

ADDITIONAL INFORMATION ABOUT THE TRANSACTION

Chemical will file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Lake Michigan Financial shareholders will receive if the merger is consummated. The registration statement will contain a prospectus, a proxy statement for the meeting at which the Lake Michigan Financial shareholders will consider approval of the merger and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents when they become available because they will contain important information about Chemical, Lake Michigan Financial, and the merger. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757 or by contacting Lake Michigan Financial Corporation, 150 Central Avenue, Holland Michigan, Michigan 49423, Attention: Mr. James Luyk, Investor Relations, telephone 616-546-4078.

INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Lake Michigan Financial and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Lake Michigan Financial shareholders in favor of approving the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Lake Michigan Financial shareholders in connection with the proposed transaction will be set forth in the proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above.

	Fourth Quarter 2014
		Three Months Ended		Twelve Months Ended
	Consolidated Statement of Income	December 31,		December 31,
	(unaudited) Dollars in thousands:	2014	2013	2014	2013

	Interest income	$ 12,973	$ 10,885	$ 46,431	$ 42,727

	Interest expense	2,433	2,406	9,605	9,317

	Net interest income	10,540	8,479	36,826	33,410

	Provision for loan losses	-	400	750	2,050

	Net interest income after	10,540	8,079	36,076	31,360
	provision for loan losses

	Net investment security gains	-	38	-	359

	Other non-interest income	1,107	1,177	3,737	6,813

	Operating expenses	6,905	6,347	26,295	25,762

	Income before taxes	4,742	2,947	13,518	12,770

	Federal income taxes	1,286	660	3,113	3,715

Net income		$ 3,456	$ 2,287	$ 10,405	$ 9,055

	Selected Balance Sheet Items		December 31,	December 31,	December 31,
	(unaudited) Dollars in millions:		2014	2013	2012

Total Assets:	Lake Michigan Financial Corp.		$ 1,184	$ 1,094	$ 997

Total Loans:	The Bank of Holland		667	595	530
	The Bank of Northern Michigan		293	263	253
	Total		960	858	783

Local Deposits:	The Bank of Holland		456	368	384
	The Bank of Northern Michigan		237	229	213
	Total		693	597	597

						Twelve Months Ended
	Three Months Ended					December 31,
Financial Condition (in thousands)	12/31/14	9/30/14	6/30/14	3/31/14	12/31/13	2014	2013
Assets	$1,184,002	$1,222,313	$1,148,062	$1,125,978	$1,093,580	$1,184,002	$1,093,580
Total Loans	$959,478	$923,467	$908,820	$874,588	$858,071	$959,478	$858,071
Deposits	$955,601	$998,473	$928,038	$908,352	$876,543	$955,601	$876,543
Shareholders' equity	$89,577	$85,220	$82,873	$81,148	$78,488	$89,577	$78,488

Operating Results (in thousands)
Net Interest Income	$10,540	$8,897	$8,780	$8,609	$8,479	$36,826	$33,410
Provision For Loan Losses	$—	$250	$250	$250	$400	$750	$2,050
Non-Interest Income (incl. net sec. gains)	$1,107	$926	$1,049	$655	$1,215	$3,737	$7,172
Non-Interest Expense	$6,905	$6,575	$6,526	$6,289	$6,347	$26,295	$25,762
Net Income	$3,456	$2,661	$2,353	$1,935	$2,287	$10,405	$9,055

Per Share Data
Earnings per share - basic	$1.07	$0.82	$0.73	$0.60	$0.72	$3.22	$2.83
Earnings per share - diluted	$1.07	$0.81	$0.72	$0.60	$0.71	$3.20	$2.81
Cash dividends paid	$0.18	$0.18	$0.18	$0.18	$0.48	$0.72	$0.96
Outstanding shares (in thousands)	3,261	3,230	3,233	3,246	3,210	3,261	3,210
Book Value per share	$27.47	$26.38	$25.63	$25.00	$24.45	$27.47	$24.45

Key Ratios
Return on average assets	1.15%	0.90%	0.85%	0.71%	0.84%	0.91%	0.87%
Return on average equity	15.61%	12.54%	11.52%	9.60%	11.32%	12.43%	11.52%
Net interest margin (including loan fees)	3.78%	3.26%	3.36%	3.34%	3.19%	3.45%	3.30%
Efficiency ratio	59.13%	66.73%	66.18%	67.63%	65.47%	64.62%	63.20%
Net loan charge-offs (in thousands)	$(49)	$(268)	$(31)	$163	$243	$(185)	$1,345
Net charge-offs to average loans	0.00%	-0.03%	-0.01%	0.02%	0.03%	-0.02%	0.17%
Allowance for loan losses to loans	1.65%	1.71%	1.68%	1.72%	1.74%	1.65%	1.74%
Non-performing assets to total assets	0.15%	0.32%	0.59%	0.78%	0.57%	0.15%	0.57%
OREO to total assets	0.02%	0.03%	0.03%	0.03%	0.02%	0.02%	0.02%
Equity to assets	7.57%	6.97%	7.22%	7.21%	7.18%	7.57%	7.18%

Total Loans (in millions)	Local Deposits (in millions)